Exhibit 19

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

SIX MONTHS ENDED

JUNE 30, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three- and six-month periods ended June 30, 2012 and 2011.  This analysis and the accompanying unaudited condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s 2011 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size of or collectability of our loan portfolio, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2011 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate.  As of June 30, 2012, the Company’s business was operated through a network of 258 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.  During July 2012, the Company opened a new office in Springhill, Louisiana.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance policies as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

During the six months ended June 30, 2012, total assets grew $23.1 million (5%), with increases in cash and cash equivalents and increases in investment securities being the primary categories contributing to the growth.  Funds provided from operations and financing activities led to an increase in cash and cash equivalents of $14.2 million (87%) and an increase in investment securities of $9.4 million (9%) at June 30, 2012 compared to December 31, 2011.  Management believes the current level of cash and cash equivalents, available borrowings under the Company’s credit facility and cash expected to be generated from operations will be sufficient to meet the Company’s present and foreseeable future liquidity needs.

The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A portion of these investment securities have been designated as “available for sale” (70% as of June 30, 2012 and 66% as of December 31, 2011) with any unrealized gain or loss, net of deferred income taxes, accounted for as other comprehensive income in the Company’s Condensed Consolidated Statements of Comprehensive Income.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management does not intend to sell, and does not believe that it is more likely than not that it would be required to sell, such securities before recovery of the amortized cost basis.

During the second quarter of 2012 loan originations increased to a level that offset the majority of the previously reported seasonal decline in our net loan portfolio at March 31, 2012.  Our net loan portfolio at June 30, 2012 totaled $317.8 million compared to $318.0 million at December 31, 2011.  We project positive growth in our net loan portfolio during the second half of the year.  Included in our net loan portfolio is our allowance for loan losses which reflects Management’s estimate of the level of allowance adequate to cover probable losses inherent in the loan portfolio as of the date of the statement of financial position.  To evaluate the overall adequacy of our allowance for loan losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions.  See Note 2, “Allowance for Loan Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s Allowance for Loan Losses.  Management believes the allowance for loan losses is adequate to cover probable losses inherent in the portfolio at June 30, 2012; however, unexpected changes in trends or deterioration in economic conditions could result in a change in the allowance.  Any increase could have a material adverse impact on our results of operations or financial condition in the future.

The Company maintains an amount of funds in restricted accounts at its insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements.  Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers.  At June 30, 2012, restricted cash declined $.7 million (13%) compared to December 31, 2011.

Other assets increased $.4 million (2%) at June 30, 2012 from December 31, 2011 mainly due to an increase in prepaid expenses.

Total liabilities of the Company increased $10.8 million (3%) at June 30, 2012 compared to the prior year end primarily due to an increase in aggregate outstanding debt securities.  The aggregate amount of senior and subordinated debt outstanding at June 30, 2012 was $305.1 million compared to $290.7 million at December 31, 2011, representing a 5% increase.  Offsetting a portion of the increase in total liabilities was a decline in accrued expenses and other liabilities.  This category of liabilities declined $3.7 million (18%) at June 30, 2012 compared to December 31, 2011 mainly due to disbursement of the 2011 incentive bonus in February 2012.  Also contributing to the decrease was lower accrued interest on our subordinated debt June 30, 2012.

Results of Operations:

Company revenues increased $3.4 million (9%) and $7.3 million (10%) during the three- and six-month periods ended June 30, 2012 compared to the same comparable periods in 2011, respectively. Net income earned during the same comparable periods increased $1.8 million (26%) and $3.8 million (27%), respectively.  The increase in net income was primarily due to an increase in net interest income and an increase in net insurance income.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities.  Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt.  Average net receivables (gross receivables less unearned finance charges) were approximately $355.2 million during the six-month period ended June 30, 2012 compared to $330.9 million during the same period a year ago.  The higher level of average net receivables led to an increase in interest and finance charges earned of $2.5 million (9%) and $5.3 million (10%) during the three- and six-month periods ended June 30, 2012, respectively.

Lower borrowing costs also contributed to the aforementioned increase in our net interest income.  Although average borrowings increased $21.6 million during the six-month period ended June 30, 2012 compared to the same period in 2011, the lower interest rate environment resulted in reduced interest expense.  Weighted average interest rates on the Company’s debt decreased to 3.76% during the six-month period just ended compared to 4.24% during the same period a year ago.  This decrease in average borrowing rates led to the $.3 million (4%) decrease in interest expense over the six-month comparable period.  During the three-month comparable periods, interest expense declined $.1 million (4%) due to lower average borrowing rates.

Management projects that, based on historical results, average net receivables will continue to grow through the remainder of the year, and earnings are expected to increase accordingly.  However, a decrease in net receivables, or an increase in interest rates or outstanding borrowings could negatively impact our net interest margin.

Insurance Income

Primarily as a result of the aforementioned increase in average net loans outstanding, the Company experienced a $1.1 million (16%) and $2.2 million (15%) increase in net insurance income during the three- and six-month periods ended June 30, 2012 compared to the same periods in 2011.    As average net receivables increase, the Company typically sees an increase in levels of insurance in-force as more loan customers opt for insurance coverage with their loan.  Lower claims expense during the comparable periods also contributed to the increase in net insurance income.

Provision for Loan Losses

The Company’s provision for loan losses is a charge against earnings to maintain the allowance for loan losses at a level that Management estimates is adequate to cover probable losses inherent as of the date of the statement of financial condition.

During the three- and six-month periods ended June 30, 2012, the Company’s loan loss provision increased $.5 million (14%) and $.1 million (1%) compared to the same comparable periods in 2011, respectively.  A reduction in the allowance for loan losses during the second quarter of 2011 led to lower provision for loan losses for the prior year periods.

Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, current and expected net charge offs, delinquency levels, bankruptcy trends and overall general economic conditions.

Management continues to monitor unemployment rates, which have improved slightly, but remain higher than historical averages in the states in which we operate.  Volatility in gasoline prices is also being monitored.  These factors tend to adversely impact our customers which, in turn, could have an adverse impact on our allowance for loan losses. Based on present and expected overall economic conditions, however, Management believes the allowance for loan losses is adequate to absorb losses inherent in the loan portfolio as of June 30, 2012.  However, continued high levels of unemployment and/or volatile market conditions could cause actual losses to vary materially from our estimated amounts.  Management may determine it is appropriate to increase the allowance for loan losses in future periods, or actual losses could exceed allowances in any period, either of which events could have a material negative impact on our results of operations in the future.

Other Operating Expenses

Higher salary expense, increases in accruals for the Company’s incentive compensation  program and higher medical claims associated with the Company’s self-insured employee medical plan were the primary factors causing personnel expense to increase $1.3 million (10%) and $2.9 million (11%) for the three- and six-month periods ended June 30, 2012 compared to the same periods a year ago.  Increases in the Company’s 401(k) plan contributions during the current year also contributed to the overall increase in personnel expense in both periods.

Occupancy expense increased $.1 million (4%) and $.3 million (5%) during the three- and six-month periods ended June 30, 2012, respectively, mainly due to higher rent expense due to new branch offices opened during the previous year and on leases renewed on existing offices.  Higher deprecation costs resulting from new computer equipment purchased last year and increases in expenses related to other office operating costs also contributed to the overall increase in occupancy expense.

During the six-month period ended June 30, 2012, miscellaneous other operating expenses increased $.7 million (7%) compared to the same six-month period in 2011.  The increase was mainly the result of higher advertising expenses, increased collection costs, increased liability insurance expenses, increased legal and audit expenses, higher postage costs and increased taxes and licensing fees.  The increase was also due to a higher level of contributions to charitable organizations.  Lower legal and audit expenses and lower computer expenses during the three-month period ended June 30, 2012 resulted in a $.1 million (1%) decrease in miscellaneous other operating expenses compared to the same period in 2011.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 7% and 8% during the six-month periods ended June 30, 2012 and 2011, respectively.  During the three-month comparable periods, effective tax rates were 8%.  The Company’s effective tax rates during the reporting periods were lower than statutory rates due to income at the S corporation level being passed to the shareholders of the Company for tax reporting purposes, whereas income earned at the insurance subsidiary level was taxed at the corporate level.

Quantitative and Qualitative Disclosures About Market Risk:

Interest rates continued to be near historical low levels during the reporting period.  We currently expect only minimal fluctuations in market interest rates during the remainder of the year, thereby minimizing the expected impact on our net interest margin; however, no assurances can be given in this regard.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2011 for a more detailed analysis of our market risk exposure.  There were no material changes in our risk exposures in the six months ended June 30, 2012 as compared to those at December 31, 2012.

Liquidity and Capital Resources:

As of June 30, 2012 and December 31, 2011, the Company had $30.5 million and $16.4 million, respectively, invested in cash and cash equivalents, the majority of which was held by the Company’s insurance subsidiaries.

The Company’s investments in marketable securities can be readily converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to a parent company by its wholly-owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2011, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $46.2 million and $46.7 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2012, without prior approval of the Georgia Insurance Commissioner, is approximately $9.3 million.   In April 2012, the Company filed a request with the Georgia Insurance Department for the insurance subsidiaries to be eligible to pay up to $45.0 million in additional extraordinary dividends during 2012.  Management requested the approval to ensure the availability of additional liquidity in the event it was needed by the Company.  In June 2012, the request was approved.  As of June 30, 2012, no dividends had been paid by these subsidiaries during 2012.

The majority of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (the “credit agreement”).  As amended to date, the credit agreement provides for borrowings of up to $100.0 million, subject to certain limitations, and all borrowings are secured by the finance receivables of the Company.  Available borrowings under the credit agreement were $100.0 million at June 30, 2012 and December 31, 2011, at an interest rate of 3.75%.  The credit agreement has a commitment maturity date of September 11, 2014.  The credit agreement contains covenants customary for financing transactions of this type.  At June 30, 2012, the Company was in compliance with all covenants.    Management believes this credit facility, when considered with the Company’s other expected sources of funds, should provide sufficient liquidity for the continued growth of the Company for the foreseeable future.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.  During the six months ended June 30, 2012, there were no material changes to the critical accounting policies or related estimates previously disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011

Allowance for Loan Losses

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses inherent in our loan portfolio.

The allowance for loan losses is established based on the determination of the amount of probable losses inherent in the loan portfolio as of the reporting date.  We review, among other things, historical charge off experience factors, delinquency reports, historical collection rates, economic trends such as unemployment rates, gasoline prices and bankruptcy filings and other information in order to make what we believe are the necessary judgments as to probable losses.  Assumptions regarding probable losses are reviewed periodically and may be impacted by our actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the condensed consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See Note 1, “Recent Accounting Pronouncements,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of new accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)
	June 30,	December 31,
	2012	2011
ASSETS

CASH AND CASH EQUIVALENTS	$ 30,501,856	$ 16,351,141

RESTRICTED CASH	4,860,480	5,568,529

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	372,058,898 21,714,264 21,286,942 415,060,104 47,411,829 28,489,051 21,360,085 317,799,139	376,568,048 22,123,077 19,764,821 418,455,946 49,206,783 29,929,658 21,360,085 317,959,420

INVESTMENT SECURITIES: Available for Sale, at fair value Held to Maturity, at amortized cost	82,507,975 34,570,482 117,078,457	70,882,334 36,780,206 107,662,540

OTHER ASSETS	17,734,511	17,342,955

TOTAL ASSETS	$ 487,974,443	$ 464,884,585

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 261,846,242	$ 243,801,146
ACCRUED EXPENSES AND OTHER LIABILITIES	16,969,569	20,628,730
SUBORDINATED DEBT	43,302,351	46,870,076
Total Liabilities	322,118,162	311,299,952

COMMITMENTS AND CONTINGENCIES (Note 5) STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	2,211,028	2,136,739
Retained Earnings	163,475,253	151,277,894
Total Stockholders' Equity	165,856,281	153,584,633

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 487,974,443	$ 464,884,585

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

INTEREST INCOME	$ 29,510,088	$ 27,057,278	$ 59,682,404	$ 54,404,071
INTEREST EXPENSE	2,858,656	2,969,470	5,647,895	5,912,790
NET INTEREST INCOME	26,651,432	24,087,808	54,034,509	48,491,281

Provision for Loan Losses	4,041,825	3,546,018	8,164,336	8,103,988

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	22,609,607	20,541,790	45,870,173	40,387,293

INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses Total Net Insurance Income	10,335,399 2,021,895 8,313,504	9,463,671 2,285,117 7,178,554	20,742,753 3,904,579 16,838,174	18,891,057 4,250,690 14,640,367

OTHER REVENUE	1,830,178	1,753,219	3,117,975	2,956,155

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	14,708,039 2,902,623 5,426,863 23,037,525	13,403,315 2,799,435 5,502,112 21,704,862	29,528,550 5,829,456 10,741,314 46,099,320	26,637,576 5,563,368 10,073,384 42,274,328

INCOME BEFORE INCOME TAXES	9,715,764	7,768,701	19,727,002	15,709,487

Provision for Income Taxes	730,975	627,878	1,472,451	1,280,639

NET INCOME	8,984,789	7,140,823	18,254,551	14,428,848

RETAINED EARNINGS, Beginning of Period	160,547,656	136,909,704	151,277,894	130,990,179

Distributions on Common Stock	6,057,192	3,855,298	6,057,192	5,223,798

RETAINED EARNINGS, End of Period	$163,475,253	$140,195,229	$ 163,475,253	$ 140,195,229

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$52.85	$42.00	$107.38	$84.88

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Net Income	$ 8,984,789	$ 7,140,823	$ 18,254,551	$ 14,428,848

Other Comprehensive Income:
Net changes related to available-for-sale securities:
Unrealized gains/(losses) during period	85,055	500,160	(59,477)	446,416
Reclassification of losses to net income Other comprehensive gain/(loss), before tax	(3,242) 81,813	(329) 499,831	(3,242) (62,719)	(12,206) 434,210
Income tax (expense) benefit related to
Items of other comprehensive income	(22,928)	(67,435)	137,008	(33,139)
Total Other Comprehensive Income	58,885	412,396	74,289	401,071

Total Comprehensive Income	$ 9,043,674	$ 7,553,219	$ 18,328,840	$ 14,829,919

See Notes to Unaudited Condensed Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended
	June 30,
	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 18,254,551	$ 14,428,848

Adjustments to reconcile net income to net cash

provided by operating activities:

Provision for loan losses

Depreciation and amortization

Provision for deferred income taxes

Other, net

(Increase) decrease in miscellaneous other assets

Decrease in other liabilities

Net Cash Provided

	8,164,336 1,353,803 54,386 546,331 (703,594) (3,576,097) 24,093,716	8,103,988 1,214,090 12,481 261,537 168,759 (4,793,963) 19,395,740

CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Decrease (increase) in restricted cash

Purchases of marketable debt securities

Sales of marketable debt securities

Redemptions of marketable debt securities

Fixed asset additions

Net Cash Used

	(137,348,697) 129,344,642 708,049 (16,124,706) - 6,068,250 (1,010,718) (18,363,180)	(124,444,224) 117,537,244 (257,870) (28,785,585) 3,085,327 8,635,000 (2,053,780) (26,283,888)

CASH FLOWS FROM FINANCING ACTIVITIES:

Net (decrease) increase in senior demand notes outstanding

Advances on credit line

Payments on credit line

Commercial paper issued

Commercial paper redeemed

Subordinated debt securities issued

Subordinated debt securities redeemed

Dividends / Distributions

Net Cash Provided

	(874,365) 266,179 (266,179) 32,693,571 (13,774,110) 4,158,673 (7,726,398) (6,057,192) 8,420,179	2,408,326 4,042,680 (4,942,680) 28,656,245 (8,848,875) 4,798,032 (11,701,299) (5,223,798) 9,188,631

NET INCREASE CASH AND CASH EQUIVALENTS	14,150,715	2,300,483

CASH AND CASH EQUIVALENTS, beginning	16,351,141	30,701,414

CASH AND CASH EQUIVALENTS, ending	$ 30,501,856	$ 33,001,897

Cash paid during the period for: Interest Income Taxes	$ 5,597,275 1,840,400	$ 6,041.852 1,560,000

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2011 and for the year then ended included in the Company's 2011 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of June 30, 2012 and December 31, 2011, its consolidated results of operations, comprehensive income and cash flows for the three and six month periods ended June 30, 2012 and 2011. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the six months ended June 30 2012 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Unaudited Condensed Consolidated Statements of Income and Retained Earnings.

Recent Accounting Pronouncements:

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income”.  ASU 2011-05 requires entities to present comprehensive income in one continuous statement or in two separate but consecutive statements presenting the components of net income and its total, the components of other comprehensive income and its total, and total comprehensive income.  The guidance also requires that reclassification adjustments from other comprehensive income to net income be presented in both the components of net income and the components of comprehensive income.  The ASU was effective for interim and annual periods beginning after December 31, 2011.  In October 2011, the FASB decided to defer the presentation of reclassification adjustments pending further consideration.  The Company adopted this new guidance effective January 1, 2012 and there was no material impact on the Company’s financial statements.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurements, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”).  The guidance was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and IFRS.  The guidance changes certain fair value measurement principles and expands disclosure requirements, particularly for assets valued using Level 3 fair value measurements.  The ASU was effective for interim and annual periods beginning after December 31, 2011.  The Company adopted this new guidance effective January 1, 2012 and there was no material impact on the Company’s financial statements.

In April 2011, the FASB issued ASU No. 2011-02, to clarify the guidance for accounting for troubled debt restructurings (“TDRs”).  This ASU clarifies the guidance on a creditor’s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties, such as:

•

creditors cannot assume that debt extensions at or above a borrower’s original contractual rate do not constitute troubled debt restructurings;

•

if a borrower doesn’t have access to funds at a market rate for debt with characteristics similar to the restructured debt, that may indicate that the creditor has granted a concession; and

•

a borrower that is not currently in default may still be considered to be experiencing financial difficulty when payment default is considered “probable in the foreseeable future.”

The guidance was effective beginning with disclosures in the Company’s third quarter 2011 Form 10-Q and was applied retrospectively to restructurings occurring on or after January 1, 2011.  The adoption of the disclosures did not have a material impact on the Company’s financial statements.  See Note 2 for disclosure of TDRs.

Note 2 – Allowance for Loan Losses

The Allowance for Loan Losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Management’s approach to estimating and evaluating the allowance for loan losses is on a total portfolio level based on historical loss trends, bankruptcy trends, the level of receivables at the balance sheet date, payment patterns and economic conditions primarily including, but not limited to, unemployment levels and gasoline prices.  Historical loss trends are tracked on an on going basis.  The trend analysis includes statistical analysis of the correlation between loan date and charge off date, charge off statistics by the total loan portfolio, and charge off statistics by branch, division and state.  If trends indicate credit losses are increasing or decreasing, Management will evaluate to ensure the allowance for loan losses remains at proper levels.  Delinquency and bankruptcy filing trends are also tracked.  If these trends indicate an adjustment to the allowance for loan losses is warranted, Management will make what it considers to be appropriate adjustments.  The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for loan losses are made, if Management determines increases or decreases in the level of receivables warrants an adjustment.  The Company uses monthly unemployment statistics, and various other monthly or periodic economic statistics, published by departments of the U.S. government and other economic statistics providers to determine the economic component of the allowance for loan losses.  Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates.  Actual results could vary based on future changes in significant assumptions.

Management does not disaggregate the Company’s loan portfolio by loan category when evaluating loan performance.  The total portfolio is evaluated for credit losses based on contractual delinquency, and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract.  Accounts are classified in delinquency categories based on the number of days past due.  When three installments are past due, we classify the account as being 60-89 days past due; when four or more installments are past due, we classify the account as being 90 days or more past due.  When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability.  In connection with any bankruptcy court-initiated repayment plan and as allowed by state regulatory authorities, the Company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan.  In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid.  The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 60 days or more past due based on its original terms, it is placed in nonaccrual status.  At such time, the accrual of any additional finance charges is discontinued.  Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status.  Nonaccrual loans return to accrual status when the loan becomes less than 60 days past due.  There were no loans past due 60 days or more and still accruing interest at June 30, 2012 or December 31, 2011.  The Company’s principal balances on non-accrual loans by loan class as of June 30, 2012 and December 31, 2011 are as follows:

Loan Class	June 30, 2012	December 31, 2011

Consumer Loans	$ 28,114,817	$ 28,122,772
Real Estate Loans	904,347	1,086,580
Sales Finance Contracts	755,782	681,321
Total	$ 29,774,946	$ 30,190,673

An age analysis of principal balances on past due loans, segregated by loan class, as of June 30, 2012 and December 31, 2011 follows:

June 30, 2012	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 10,927,022	$ 5,739,746	$ 10,822,009	$ 27,488,777
Real Estate Loans	538,961	357,892	383,952	1,280,805
Sales Finance Contracts	395,698	187,251	362,192	945,141
Total	$ 11,861,681	$ 6,284,889	$ 11,568,153	$ 29,714,723

December 31, 2011	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 9,981,262	$ 5,711,530	$ 11,911,170	$ 27,603,962
Real Estate Loans	455,781	114,885	655,667	1,226,333
Sales Finance Contracts	370,283	204,383	492,427	1,067,093
Total	$ 10,807,326	$ 6,030,798	$ 13,059,264	$ 29,897,388

In addition to the delinquency rating analysis, the ratio of bankrupt accounts to the total portfolio is also used as a credit quality indicator.  The ratio of bankrupt accounts to total principal loan balances outstanding at June 30, 2012 and December 31, 2011 was 2.89% and 2.78%, respectively.

Nearly our entire loan portfolio consists of small homogeneous consumer loans (of the product types set forth in the table below).

June 30, 2012	Principal Balance	% Portfolio	6 Months Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 369,048,342	89.7%	$ 7,934,802	97.2
Real Estate Loans	21,354,249	5.2	38,594.5
Sales Finance Contracts	21,215,634	5.1	190,940	2.3
Total	$ 411,618,225	100.0%	$ 8,164,336	100.0%

June 30, 2011	Principal Balance	% Portfolio	6 Months Net Charge Offs	% Net Charge Offs

Consumer Loans	$ 341,492,830	88.8%	$ 8,509,340	96.1%
Real Estate Loans	21,991,289	5.7	37,142.4
Sales Finance Contracts	21,102,218	5.5	307,506	3.5
Total	$ 384,586,337	100.0%	$ 8,853,988	100.0%

Sales finance contracts are similar to consumer loans in nature of loan product, terms, customer base to whom these products are marketed, factors contributing to risk of loss and historical payment performance, and together with consumer loans, represented approximately 95% and 94% of the Company’s loan portfolio at June 30, 2012 and 2011, respectively.  As a result of these similarities, which have resulted in similar historical performance, consumer loans and sales finance contracts represent substantially all loan losses.  Real estate loans and related losses have historically been insignificant, and, as a result, we do not stratify the loan portfolio for purposes of determining and evaluating our loan loss allowance.  Due to the composition of the loan portfolio, the Company determines and monitors the allowance for loan losses on a collectively evaluated, single portfolio segment basis.  Therefore, a roll forward of the allowance for loan loss activity at the portfolio segment level is the same as at the total portfolio level.  We have not acquired any impaired loans with deteriorating quality during any period reported.  The following table provides additional information on our allowance for loan losses based on a collective evaluation:

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Allowance for Credit Losses:
Beginning Balance	$ 21,360,085	$ 24,110,085	$ 21,360,085	$ 24,110,085
Provision for Loan Losses	4,041,825	3,546,018	8,164,336	8,103,988
Charge-offs	(6,193,309)	(6,230,054)	(12,919,626)	(12,973,297)
Recoveries	2,151,484	1,934,036	4,755,290	4,119,309
Ending Balance	$ 21,360,085	$ 23,360,085	$ 21,360,085	$ 23,360,085

Ending balance; collectively evaluated for impairment	$ 21,360,085	$ 23,360,085	$ 21,360,085	$ 23,360,085

Finance receivables:
Ending balance	$ 411,618,225	$ 384,586,337	$ 411,618,225	$ 384,586,337
Ending balance; collectively evaluated for impairment	$ 411,618,225	$ 384,586,337	$ 411,618,225	$ 384,586,337

Troubled debt restructurings (“TDRs”) represent loans on which the original terms of the loans have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties.   Loan modifications by the Company involve payment alterations, interest rate concessions and/ or reductions in the amount owed by the customer.  The following table presents a summary of loans that were restructured during the three months ended June 30, 2012.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	953	$ 2,981,324	$ 2,712,205
Real Estate Loans	23	161,312	133,214
Sales Finance Contracts	68	130,261	120,905
Total	1,044	$ 3,272,897	$ 2,966,324

The following table presents a summary of loans that were restructured during the six months ended June 30, 2012.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	1,852	$ 5,697,814	$ 5,240,351
Real Estate Loans	38	303,899	270,609
Sales Finance Contracts	121	274,140	253,782
Total	2,011	$ 6,275,853	$ 5,764,742

TDRs that occurred during the previous twelve months and subsequently defaulted during the three months ended June 30, 2012 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	197	$ 372,053
Real Estate Loans	1	5,351
Sales Finance Contracts	-	-
Total	198	$ 377,404

TDRs that occurred during the previous twelve months and subsequently defaulted during the six months ended June 30, 2012 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	351	$ 658,713
Real Estate Loans	1	5,351
Sales Finance Contracts	21	28,742
Total	373	$ 692,806

The level of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of loan losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair values of these debt securities were as follows:

	As of June 30, 2012		As of December 31, 2011
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale: Obligations of states and political subdivisions Corporate securities	$ 79,672,614 130,316 $ 79,802,930	$ 82,268,961 239,014 $ 82,507,975	$ 67,983,813 130,316 $ 68,114,129	$ 70,649,246 233,088 $ 70,882,334
Held to Maturity: Obligations of states and political subdivisions	$ 34,570,482	$ 35,827,469	$ 36,780,206	$ 38,089,720

Gross unrealized losses on investment securities totaled $116,159 and $16,547 at June 30, 2012 and December 31, 2011, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of June 30, 2012:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 9,221,288	$ 105,842	$ 250,645	$ 2,002	$ 9,471,933	$ 107,844

Held to Maturity:
Obligations of states and political subdivisions	1,225,527	8,315	-	-	1,225,527	8,315

Overall Total	$ 10,446,815	$ 114,157	$ 250,645	$ 2,002	$10,697,460	$ 116,159

The table above consists of 18 investments held by the Company, the majority of which are rated “A” or higher by Standard & Poor’s.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate and market fluctuations.  The total impairment was less than approximately 1.09% of the fair value of the affected investments at June 30, 2012.  Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, the Company does not consider the impairment of any of these investments to be other-than-temporary at June 30, 2012.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves.  On June 19, 2008, the Company’s property and casualty insurance subsidiary (“Frandisco P&C”) entered into a trust agreement with Synovus Trust Company, N.A. and Voyager Indemnity Insurance Company (“Voyager”).  The trust was created to hold deposits to cover policy reserves and loss reserves of Frandisco P&C.  In July 2008, Frandisco P&C funded the trust with approximately $20.0 million of investment securities.  This amount changes as required reserves change.  All earnings on assets in the trust are remitted to Frandisco P&C.  Any charges associated with the trust are paid by Voyager.

Note 4 – Fair Value

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents:  Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.   The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization.  Cash and cash equivalents are classified as a Level 1 financial asset.

Loans:  The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company’s real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rate.  Loans are classified as a Level 3 financial asset.

Marketable Debt Securities:  The fair value of marketable debt securities is based on quoted market prices.  If a quoted market price is not available, fair value is estimated using market prices for similar securities.  Held-to-maturity marketable debt securities are classified as level 2 financial assets.  See additional information below regarding fair value under ASC No. 820.  See table below for fair value measurement of available-for-sale marketable debt securities.

Senior Debt Securities:  The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment.  Senior debt securities are classified as a Level 2 financial liability.

Subordinated Debt Securities:  The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.  Subordinated debt securities are classified as a Level 2 financial liability.

Under ASC No. 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs and how the data was calculated or derived.  The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale.  These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager.  To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures.  We validate prices received using a variety of methods, including, but not limited to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker.  There was no change in this methodology during any period reported.

Assets measured at fair value as of June 30, 2012 and December 31, 2011 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 239,014 82,268,961 $ 82,507,975	$ 239,014 -- $ 239,014	$ -- 82,268,961 $ 82,268,961	$ -- -- $ --

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 233,088 70,649,246 $ 70,882,334	$ 233,088 -- $ 233,088	$ -- 70,649,246 $ 70,649,246	$ -- -- $ --

Note 5 – Commitments and Contingencies

The Company is involved in various legal proceedings incidental to its business from time to time.  Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and reasonably estimable.  At June 30, 2012, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 7% and 8% during the six-month periods ended June 30, 2012 and 2011, respectively.  During the three-month comparable periods effective income tax rates were 8%.  The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes.  Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of the shareholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S corporations, as well as for the Company in Louisiana, which does not recognize S corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduce the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

 Note 7 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc. As amended to date, the credit agreement provides for borrowings of up to $100.0 million or 80% of the Company’s net finance receivables (as defined in the credit agreement), whichever is less.  The credit agreement has a commitment maturity date of September 11, 2014.  The credit agreement contains covenants customary for financing transactions of this type.  The Company was in compliance with all covenants at June 30, 2012.  Borrowings under the credit agreement are secured by the Company’s finance receivables.  Available borrowings under the credit agreement were $100.0 million at June 30, 2012 and December 31, 2011, at an interest rate of 3.75%.

Note 8 – Related Party Transactions

The Company engages from time to time in transactions with related parties.  Please refer to the disclosure contained Note 10 “Related Party Transactions” under Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2011 for additional information on such transactions.

Note 9 – Segment Financial Information

The Company has five reportable segments:  Division I through Division V.  Each segment consists of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I consists of offices located in South Carolina.  Offices in North Georgia comprise Division II, Division III consists of offices in South Georgia.  Division IV represents our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompass Division V.

Accounting policies of each of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

In accordance with the requirements of ASC 280, “Segment Reporting,” the following table summarizes revenues, profit and assets by business segment.  Also in accordance therewith, a reconciliation to consolidated net income is provided.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
	(in Thousands)
Segment Revenues:
3 Months ended 6/30/2012	$ 5,093	$ 9,548	$ 9,319	$ 8,064	$ 7,032	$ 39,056
3 Months ended 6/30/2011	4,512	8,828	8,845	6,945	6,227	35,357
6 Months ended 6/30/2012	$10,196	$19,260	$19,001	$16,044	$14,188	$ 78,689
6 Months ended 6/30/2011	9,230	17,685	17,965	13,858	12,389	71,127

Segment Profit:
3 Months ended 6/30/2012	$ 1,996	$ 4,936	$ 4,571	$ 3,598	$ 2,981	$ 18,082
3 Months ended 6/30/2011	1,278	4,126	3,799	2,684	2,467	14,354
6 Months ended 6/30/2012	$ 3,757	$ 9,795	$ 9,263	$ 7,130	$ 6,025	$ 35,970
6 Months ended 6/30/2011	2,783	7,960	7,607	5,308	4,879	28,537

Segment Assets:
6/30/2012	$ 43,008	$88,251	$87,585	$ 84,488	$59,030	$ 362,362
12/31/2011	41,871	89,739	90,640	82,508	58,136	362,894

			3 Months Ended 6/30/2012 (in Thousands)	3 Months Ended 6/30/2011 (in Thousands)	6 Months Ended 6/30/2012 (in Thousands)	6 Months Ended 6/30/2011 (in Thousands)
Reconciliation of Profit:
Profit per segments			$ 18,082	$ 14,354	$ 35,970	$ 28,537
Corporate earnings not allocated			2,619	2,916	4,854	5,124
Corporate expenses not allocated			(10,985)	(9,501)	(21,097)	(17,951)
Income taxes not allocated			(731)	(628)	(1,472)	(1,281)
Net income			$ 8,985	$ 7,141	$ 18,255	$ 14,429

BRANCH OPERATIONS

Ronald F. Morrow	Vice President
Virginia K. Palmer	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President
Joseph R. Cherry	Area Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Jeremy Cranfield	Jerry Hughes	Brian McSwain
Michelle Rentz Benton	Joe Daniel	Judy Landon	Marty Miskelly
Bert Brown	Loy Davis	Sharon Langford	Larry Mixson
Ron Byerly	Carla Eldridge	Jeff Lee	Mike Olive
Keith Chavis	Shelia Garrett	Tommy Lennon	Hilda Phillips
Janice Childers	Brian Gray	Lynn Lewis	Jennifer Purser
Rick Childress	Brian Hill	Jimmy Mahaffey	Henrietta Reathford
Bryan Cook	David Hoard	John Massey	Harriet Welch
Richard Corirossi	Gail Huff	Vicky McCleod

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Huntsville (2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
Alexander City	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	Fort Payne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan (2)	Hamilton	Opelika	Russellville (2)	Wetumpka

GEORGIA
Adel	Canton	Dahlonega	Gray	Madison	Statesboro
Albany	Carrollton	Dalton	Greensboro	Manchester	Stockbridge
Alma	Cartersville	Dawson	Griffin	McDonough	Swainsboro
Americus	Cedartown	Douglas (2)	Hartwell	Milledgeville	Sylvania
Athens (2)	Chatsworth	Douglasville	Hawkinsville	Monroe	Sylvester
Bainbridge	Clarkesville	Dublin	Hazlehurst	Montezuma	Thomaston
Barnesville	Claxton	East Ellijay	Helena	Monticello	Thomson
Baxley	Clayton	Eastman	Hinesville (2)	Moultrie	Tifton
Blairsville	Cleveland	Eatonton	Hiram	Nashville	Toccoa
Blakely	Cochran	Elberton	Hogansville	Newnan	Valdosta
Blue Ridge	Colquitt	Fitzgerald	Jackson	Perry	Vidalia
Bremen	Commerce	Flowery Branch	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Forsyth	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Fort Valley	Jesup	Rome	Washington
Butler	Cornelia	Gainesville	LaGrange	Royston	Waycross
Cairo	Covington	Garden City	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Georgetown	Lawrenceville	Savannah	Winder

BRANCH OPERATIONS
(Continued)

LOUISIANA
Alexandria	DeRidder	Jena	Minden	Opelousas	Slidell
Bastrop	Eunice	Lafayette	Monroe	Pineville	Springhill *
Bossier City	Franklin	LaPlace	Morgan City	Prairieville	Thibodaux
Crowley	Hammond	Leesville	Natchitoches	Ruston	Winnsboro
Denham Springs	Houma	Marksville	New Iberia

MISSISSIPPI
Batesville	Columbus	Hazlehurst	Kosciusko	Newton	Ripley
Bay St. Louis	Corinth	Hernando	Magee	Oxford	Senatobia
Booneville	Forest	Houston	McComb	Pearl	Starkville
Brookhaven	Grenada	Iuka	Meridian	Philadelphia	Tupelo
Carthage	Gulfport	Jackson	New Albany	Picayune	Winona
Columbia	Hattiesburg

SOUTH CAROLINA
Aiken	Chester	Greenville	Manning	North Greenville	Summerville
Anderson	Columbia	Greenwood	Marion	Orangeburg	Sumter
Batesburg- Leesvile	Conway	Greer	Moncks Corner	Rock Hill	Union
Camden	Dillon	Hartsville	Newberry	Seneca	Walterboro
Cayce	Easley	Lancaster	North Augusta	Simpsonville	Winnsboro
Charleston	Florence	Laurens	North Charleston	Spartanburg	York
Cheraw	Gaffney	Lexington

TENNESSEE
Alcoa	Cleveland	Elizabethton	Knoxville	Lenior City	Newport
Athens	Crossville	Johnson City	LaFollette	Madisonville	Sparta
Bristol	Dayton	Kingsport

_________________________ * Opened July 16, 2012

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303